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                           January 28, 2022

       Peter Crage
       Executive Vice President, Chief Financial Officer and Treasurer TravelCenters of America Inc.
       24601 Center Ridge Road
       Westlake, OH 44145

                                                        Re: TravelCenters of
America Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Item 2.02 Form 8-K
filed November 1, 2021
                                                            Response dated
January 10, 2022
                                                            File No. 0001-33274

       Dear Mr. Crage:

               We have reviewed your January 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 8, 2021 letter.

       Item 2.02 Form 8-K filed November 1, 2021

       Exhibit 99.1
       Reconciliation of Non-GAAP Financial Measures
       Calculation of EBITDA, Adjusted EBITDA, and Adjusted EBITDAR Calculation of Adjusted EBITDAR Margin, page 8

   1. We have reviewed your response to comment 1. You consider adjusted EBITDAR and adjusted EBITDAR margin
to be valuation measures. However, you present and discuss
                                                        these measures on a
comparative basis (current period to prior period), as if they are performance measures.
Please revise your disclosure to present adjusted EBITDAR and adjusted EBITDAR margin
for the most recent valuation period only with no comparison
 Peter Crage
TravelCenters of America Inc.
January 28, 2022
Page 2
         to prior periods. Also, revise your calculation of adjusted EBITDAR margin to use fuel revenues, rather than fuel gross margin, in the denominator or remove your presentation of adjusted EBITDAR margin entirely. Finally, present and discuss net income (loss)
         margin whenever adjusted EBITDAR margin is presented and discussed. Please refer to
         Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.
       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNamePeter Crage                                Sincerely,
Comapany NameTravelCenters of America Inc.
                                                             Division of
Corporation Finance
January 28, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName